“EXHIBIT 4.1”

Telecom Corporation of New Zealand Limited

Telecom House 8 Hereford Street

Auckland

Phone: +64 9 358 6018

Fax: +64 9 357 0798

Email: wayne@teawatea.net.nz

12 August 2008

Paul Reynolds

Chief Executive Officer

Telecom Corporation of New Zealand Limited

Private Bag 92028

AUCKLAND

Dear Paul

VARIATION TO TERMS AND CONDITIONS

I am writing to formally confirm the following changes to your terms and conditions as set out in your individual employment agreement with Telecom dated 28th June 2007.

Your Total Base Remuneration and Annual Performance Incentive will be maintained as per Schedule A of your employment agreement. Your Long-term Incentive annual target value will increase to $2,100,100 per annum.

Your LTI will be delivered for 08/09 through the Performance Rights Scheme. The 2008/09 grant of share rights under the Performance Rights Scheme will only be able to be exercised if Telecom’s Total Shareholder Return (TSR) meets or exceeds specific performance hurdles. For 2008/09 the performance hurdle will have two components to it. It will have a relative return component, which will compare Telecom’s TSR to 20 global integrated telecommunications companies. It will also have an absolute return component, which will compare Telecom’s TSR to targets set by the Board based on independent external advice.

All other terms and conditions as set out in your employment contract and subsequently varied remain unchanged and in force and effect.

Yours sincerely

Wayne Boyd

Chairman

I, Paul Reynolds, understand and accept the conditions of employment set out in this variation to my contract and I confirm my acceptance of these terms and conditions.

Paul Reynolds

Date: